Exhibit 99.3

ENGINE GAMING AND MEDIA, INC.

(formerly Engine Media Holdings, Inc.)

Management’s Discussion and Analysis

For the years ended

August 31, 2022 and 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Engine Gaming and Media, Inc. for the year ended August 31, 2022, and 2021 and should be read in conjunction with the Company’s Fiscal 2022 Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “Engine” refer to Engine Gaming and Media, Inc., and its subsidiaries and/or the management and employees of the Company (as the context may require).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	our ability to successfully execute our business plan;
●	our intent to complete a private placement of our common shares and common share purchase warrants, and to have a substantial portion of its convertible debt converted to common shares;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement, or adopt new technology or products;
●	expectations regarding the successful integration of the recent acquisition of SideQik, Inc. (“SideQik”);
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	our ability to compete with our competitors and their technologies;
●	our reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and our use of the proceeds of any offering; and other expectations of the Company.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Forward-looking statements contained in this MD&A are based on the assumptions described in this MD&A. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

●	our ability to obtain additional financing to fund near term operating cash flow deficits and to continue as a going concern;
●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;
●	execution of business plan;
●	the integration of recent acquisitions;
●	the management of growth;
●	reduced cash reserves from future operating losses;
●	failure to compete successfully in various markets;
●	the development of high-quality products;
●	rapid technological changes;
●	proprietary protection and intellectual property disputes;
●	transmission of user data;
●	data collection risk;
●	the condition of the global economy;
●	risks inherent in foreign/international operations;
●	changing governmental regulations;
●	COVID-19 related risks;
●	volatility in the market price of the Common Shares;
●	those risks discussed in this MD&A under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risks and Uncertainties” in this MD&A.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated, or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance, or results to differ materially from what is projected in forward- looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A or in any document incorporated by reference herein.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Corporate Structure

Engine was formed during the year ended August 31, 2020, with the merger of Torque Esports, Frankly Media and WinView Games, and the acquisition of UMG Media Ltd.(“UMG”). Engine sold its Motorsport Assets in November 2020. Engine acquired SideQik in July 2021. Engine sold Eden Games in April 2022, sold certain assets of UMG in June 2022, and discontinued the operations of the WinView Games business in July 2022.

Corporate Profile

Engine Gaming and Media, Inc. is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include (i) a skills-based mobile engagement platform for traditional sports and esports – WinView; (ii) a data intelligence platform – Stream Hatchet; (iii) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in world - Frankly; and (iv) a social media influencer marketing platform – SideQik, purchased July 5, 2021. The Company is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GAME.V”. It is also dual listed in the United States on the NASDAQ market under the symbol “GAME”. The registered head office of the Company is 3000-77 King Street, West, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8.

Market Opportunity

Digital marketing is centered around identifying media outlets that reflect an organizations customer profile and activating campaigns to drive engagement, conversion, or awareness. Audiences today are incredibly fragmented across numerous devices, publications, and platforms. Therefore, marketers need a plethora of tools and services to identify audiences, activate against them, and measure results to further optimize their campaigns. Marketers have turned to these services at an increased rate, leveraging them in two channels: Programmatic Advertising and Influencer Marketing. Programmatic Advertising and Influencer Marketing are of the fastest growing marketing channels, each with an estimated compound annual growth rate (“CAGR”) of thirteen percent (13%) and twenty-eight percent (28%) from 2021 to 2025 respectively. Influencer marketing has grown at an especially elevated level given the abundance of content and engagement on social media and live-streaming platforms, particularly in the gaming genre. Gaming audiences particularly, are estimated to rise to over 1.4 billion people globally, a fifteen percent (15%) CAGR from 810 million in 2021.With so much growth in digital marketing, the demand for audience discovery, activation, and analytics only continues to increase, representing a large market opportunity for companies participating in this industry.

Monetization

Engine generates revenue through a combination of (i) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (ii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. The company participates in large gaming and media industries with strong macro-tailwinds and has positioned itself as a leader and innovator within the space, securing major partnerships with some of the largest organizations in video games, consumer package goods, direct-to-consumer brands, and legacy media providers.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Our Brands

Frankly Media

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions and services to meet the dynamic challenges of a multi-screen content distribution world. Frankly Media’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku. Additionally, Frankly’s in-house team of digital advertising sales and operations experts monetize billions of monthly display and video advertising impressions through programmatic and direct brand sales across client and owned and operated media properties. Frankly has over 1,200 radio, TV and print media brands, including CNN, Newsweek and Vice Media; TV affiliates of NBC, CBS, FOX and ABC, and radio station groups such as Cumulus.

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations and video game producers. Stream Hatchet provides a clearly delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space. Stream Hatchet’s customers include industry leaders such as Microsoft, Allied Esports, Activision and Twitch.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Sideqik

Sideqik is an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and return on investment across the entire campaign.

Engine regularly assesses its portfolio to ensure strong alignment with stakeholder needs and priorities. Thus, beyond the sale of non-strategic businesses, the company continues to focus on optimizing growth across its portfolio. In addition, the company has taken aggressive cost actions and is effectuating plans to reduce or eliminate substantial expenditures across the Company, and most substantially to its B2C gaming businesses, which will sharply reduce the future overall cash requirements of the company.

Discontinued the operations of Winview

During the fourth quarter of fiscal 2022, The Company executed a plan to discontinue operating the Winview business, following a strategic decision to focus the Company’s resources on the key revenue streams of software-as-a-service and advertising. Winview was previously part of the Company’s Gaming segment

Completed asset purchase agreement, UMG

The Company entered into an agreement on June 13, 2022, to sell certain assets of UMG for $100. On June 30, 2022, the Company completed the sale. Concurrently with the sale agreement the Company entered into a transition services agreement with the purchaser for a total value of $300,000 of which $262,000 has been recognized as additional purchase consideration, with payments beginning July 31, 2022, and the remainder to be paid in full, 12 months following the first payment.

Disposition of Eden Games

The Company committed to a plan to sell Eden Games, S.A. (“Eden Games”) during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of direct-to- consumer, software-as-a-service, and advertising. Eden Games was previously part of the Company’s Gaming segment. On April 6, 2022, the Company completed the sale of Eden Games.

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,558,319) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4, 2023, and October 6, 2023. The promissory notes receivable were classified at fair value through profit and loss based on management’s expectations about the proposed terms of settlement with the counterparties to the promissory notes and in accordance with the Company’s accounting policies.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Accordingly, Eden Games’ results for the current and comparative periods have been presented as discontinued operations within the Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss).

Disposition of Motorsport Assets

In November 2020, following a detailed strategic review in connection with the merger of Torque Esports, Frankly Media and WinView Games, the Company sold IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Assets”) to Ideas + Cars Holdings Limited, a third-party investment group based in the UK. As a result, Engine is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. These auto-related businesses sold are not focused on gaming but instead, are developing esport and traditional sport racing audiences with the creation and production of auto racing content. While reducing its cost base, Engine will maintain the ability to work with the Motorsports Assets. For the year ended August 31, 2020, the Motorsport Assets had revenue of approximately $0.56 million and an operating loss of $5.86 million.

As part of the disposition of the Motorsport Assets, Darren Cox resigned as co-CEO of the Company, which enabled Engine to reorganize its leadership team by moving to a single CEO role under Lou Schwartz, with Tom Rogers remaining Executive Chairman.

Capital Allocation & Investment

Stream Hatchet - The business continues to invest in developing best in class measurement and analytical tools to serve the gaming live-streaming industry. The business plans to release a series of media valuation and activation solutions, removing major barriers for brands looking to enter the gaming sector and to market behind gaming influencers.

Sideqik - The company continues to invest in integration with Stream Hatchet, including offering the market a best in class, and first of its kind, one-stop-shop solution for influencer marketing activations and measurement across the combination of all major live streaming and social platforms. In addition, the company continues to invest in social commerce technology, enabling additional modes of monetization including campaign performance.

Senior Management Team

Engine has a deep and cohesive executive management team with diverse skillsets and unparalleled understanding of the gaming industry. This experience provides a powerful competitive edge against our competitors, as it enables our team to anticipate patterns before they become trends, to identify influential shifts as they develop and to adjust strategy accordingly.

Tom Rogers

Executive Chairman & Director

Mr. Tom Rogers is a media/technology executive who has shaped the communications industry over the past 40 years. He was the former chairman of Frankly Media, executive chairman of WinView Games and the previous president and CEO of Tivo. Rogers was the founder of CNBC and established MSNBC. He was inducted into the Broadcasting Hall of Fame & the Cable Hall of Fame and an Emmy Award winner for the development of advanced TV.

Lou Schwartz

Chief Executive Officer & Director

Mr. Lou Schwartz is a seasoned technology and digital media executive and pioneer in internet video management and over-the-top (“OTT”) video delivery. At WWE, he oversaw all digital platforms and helped lead the development of the WWE Network. He was also CEO of UUX, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks. Previously, Schwartz was CEO of the Americas and General Counsel for Piksel and he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which sold to Piksel in 2010.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Mike Munoz

Chief Financial Officer

Mr. Mike Munoz has served as the Chief Financial Officer of the Company from May 2020 to present; Chief Financial Officer of Frankly from April 2018 to May 2020; Controller of Frankly from January 2016 to April 2018; Assistant Controller of Frankly from September 2015 to January 2016.

Update on the effects of the Global COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. We anticipate that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, the majority of our workforce is currently working from home, and we have placed restrictions on non-essential business travel. We have implemented business continuity plans and have increased support and resources to enable employees to work remotely and thus far have been able to operate with minimal disruption.

The global COVID-19 pandemic remains a rapidly evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

Presentation of financial information

Unless otherwise specified within, financial results, including historical comparatives, contained in this MD&A are based on Engine’s audited consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, amounts are in U.S. dollars and percentage changes are calculated using whole numbers.

Key Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metric set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-IFRS financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Adjusted EBITDA is not a recognized financial measure under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, it may not be comparable to similar financial measures presented by other issuers. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. We calculate Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense, depreciation and amortization, further, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the years ended August 31, 2022, and 2021.

		For the year ended
	Note	August 31, 2022	August 31, 2021
		$	$

Net income (loss) attributable to owners of the Company		(14,478,598)	(40,720,811)
Interest expense		729,848	1,274,998
Income tax expense		-	-
Amortization and depreciation	(a)	1,242,383	1,112,863
Impairment expense	(a)	3,873,000	-
Restructuring costs		177,952	-
Share-based payments	(a)	4,688,218	3,702,754
Loss on foreign exchange		400,521	1,090,944
Loss on extinguishment of debt	(a)	-	2,428,900
Gain on retained interest in former associate	(a)	-	(99,961)
Transaction costs		1,327,990	341,702
Arbitration settlement reserve	(a)	(5,775,717)	6,468,330
Change in fair value of investment at FVTPL	(a)	873,778	(581,812)
Change in fair value of warrant liability	(a)	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	(a)	(2,388,120)	6,066,594
Share of net loss of associate	(a)	-	103,930
(Gain) loss on disposal of subsidiary	(a)	(14,934,149)	678,931
(Gain) loss on disposal of asssets	(a)	(257,550)	-
(Gain) loss from discontinued operations		13,203,474	15,564,168
Adjusted EBITDA		(16,065,863)	(11,605,578)

Note a – Items are non-cash expense (income)

Limitations of Adjusted EBITDA

Adjusted EBITDA, a non-IFRS financial measure, has limitations as an analytical tool, and should not be considered in isolation from or as a substitute for measures presented in accordance with IFRS. Some of these limitations are:

●	Adjusted EBITDA does not reflect certain cash and non-cash charges that are non-recurring;
●	Adjusted EBITDA does not reflect income tax payments that would reduce cash available to us;
●	Adjusted EBITDA excludes depreciation and amortization of property and equipment and intangible assets, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and
●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income (loss) and our financial results presented in accordance with IFRS.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations

Selected Annual Information

	For the year months ended
	August 31, 2022	August 31, 2021

Operating results
Total revenues	$41,882,613	$33,345,268
Total expenses	58,284,217	57,793,056
Total net income (loss) from continuing operations	(16,466,823)	(24,477,712)
Total net gain (loss) from discontinued operations	1,988,225	(16,243,099)
Comprehensive income (loss)	(14,084,670)	(40,710,561)

Loss per share – Continuing operations
Basic income (loss) per share	$(1.05)	$(2.06)
Diluted income (loss) per share	$(1.05)	$(2.06)

The total expenses above for the year ended August 31, 2022, include a non-cash decrease in the fair value of warrant liability of $4.7 million, discussed in more detail below.

Revenue

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$

Software-as-a-service	9,220,069	7,952,426	1,267,643
Advertising	32,662,544	25,392,842	7,269,702
	41,882,613	33,345,268	8,537,345

●	Software-as-a-service revenue for the year ended August 31, 2022, was $9,220,069 in comparison to $7,952,426 for the year ended August 31, 2021. The increase of $1,267,643 was primarily due to the full year impact of revenue recognized from the SideQik acquisition and increased SAAS revenue from the Steam Hatchet business, offset to some degree by lower SAAS revenue at Frankly.

●	Advertising revenue for the year ended August 31, 2022, was $32,662,544 in comparison to $25,392,842 for the year ended August 31, 2021. The increase of $7,269,702 was primarily due to growth from Frankly’s largest client, which saw significant growth in traffic to its various digital properties.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Expenses

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$

Salaries and wages	14,086,955	12,161,000	1,925,955
Consulting	2,253,836	2,223,147	30,689
Professional fees	1,920,663	1,771,190	149,473
Revenue sharing expense	30,090,316	22,853,680	7,236,636
Advertising and promotion	1,187,161	1,299,909	(112,748)
Office and general	5,282,145	2,406,678	2,875,467
Technology expenses	3,062,181	2,309,248	752,933
Amortization and depreciation	1,242,383	1,112,863	129,520
Share-based payments	4,688,218	3,702,754	985,464
Interest expense	729,848	1,274,998	(545,150)
(Gain) loss on foreign exchange	400,521	1,090,944	(690,423)
Loss on extinguishment of debt	-	2,428,900	(2,428,900)
Gain on retained interest in former associate	-	(99,961)	99,961
Transaction costs	1,327,990	341,702	986,288
Arbitration settlement reserve	(5,775,717)	6,468,330	(12,244,047)
Impairment expense	3,873,000	-	3,873,000
Restructuring costs	177,952	-	177,952
Change in fair value of promissory notes receivable and investment at FVTPL	873,778	(581,812)	1,455,590
Change in fair value of warrant liability	(4,748,893)	(9,037,108)	4,288,215
Change in fair value of convertible debt	(2,388,120)	6,066,594	(8,454,714)
	58,284,217	57,793,056	491,161

●	Salaries and wages for the year ended August 31, 2022, was $14,086,956 in comparison to $12,161,000 for the year ended August 31, 2021. The increase of $1,925,956 was primarily due to the full-year impact of the acquisition of SideQik which increased salaries and wages by $3.7 million from the prior year, the increase was offset somewhat by restructuring actions completed during 2022.

●	Revenue sharing for the year ended August 31, 2022, was $30,090,316 in comparison to $22,853,680 for the year ended August 31, 2021. These costs are the full year share of our gross advertising revenue paid to Frankly’s customers.

●	Office and general for the year ended August 31, 2022, was $5,282,145 in comparison to $2,406,678 for the year ended August 31, 2021. The increase of $2,875,467 was related to the directors’ and officers’ insurance acquired during the NASDAQ up-listing process as well as to a smaller extent, office, and general expenses from the SideQik acquisition, which didn’t impact the comparable period.

●	Technology for the year ended August 31, 2022, was $3,062,181 in comparison to $2,309,248 for the year ended August 31, 2021. The increase of $752,933 was due to the acquisition of SideQik full-year impact, somewhat offset by technology savings at Frankly.

●	Share-based payments expense for the year ended August 31, 2022, was $4,688,218 in comparison to $3,702,754 for the year ended August 31, 2021. The increase of $985,464 was due to a full year of share-based payment expense related to employees from the acquisition of Sideqik as well as stock options and restricted stock units granted to officers and directors, during the year.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Interest expense for the year ended August 31, 2022, was $729,848 in comparison to $1,274,998 for the year ended August 31, 2021. The decrease of $545,150 was primarily due to significantly lower average principal balance during fiscal 2022 than 2021.

●	Loss on foreign exchange for the year ended August 31, 2022, was $400,521 in comparison to of $1,090,944 for the year ended August 31, 2021. The decrease of $690,423 was due primarily to the weakening of the US dollar versus the Canadian dollar in the comparable period.

●	Loss on extinguishment of debt was $0 for the year ended August 31, 2022, compared to $2,428,900 for the year ended August 31, 2021, as no debt extinguishments occurred in fiscal 2022.

●	Transaction costs for the year ended August 31, 2021, was $1,327,990, in comparison to $341,702 for the year ended August 31, 2021. The increase of $986,288 was related to financing work that didn’t impact the comparable period as well as costs related to the disposal of Eden Games.

●	Arbitration settlement reserve for the year ended August 31, 2022, was a benefit of $5,775,717, in comparison to expense of $6,468,330 for the year ended August 31, 2021. We recognized a liability for an arbitration ruling, relating to AIS, which represents the fair value of the common shares directed to be delivered as of August 31, 2022. This liability was adjusted to fair value at the end of each reporting period.

●	Impairment expense for the year ended August 31, 2022, was $3,873,000 in comparison to $0 for the year ended August 31, 2021. The increase was due to full impairment of Sideqik goodwill, and $972,807 impairment allocated across the related software, brand and customer lists intangibles. The fiscal 2022 impairment was primarily driven by a delay in future forecasted revenue growth.

●	Change in fair value of promissory notes receivable and investment at FVTPL for the year ended August 31, 2022, increased expense by $873,778 in comparison to decreasing expense $581,812 for the year ended August 31, 2021. The change of $1,455,590 was primarily due to a fair value adjustment of promissory notes receivable in 2022, these notes were acquired in 2022.

●	Change in fair value of warrant liability for the year ended August 31, 2022, decreased expense by $4,748,893 in comparison to decreasing expense $9,037,108 for the year ended August 31, 2021. The change of $4,288,215 in the warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end, driven by lower share price.

●	Change in fair value of convertible debt for the year ended August 31, 2022, decreased expense by $2,388,120 in comparison to an increase in expense of $6,066,594 for the year ended August 31, 2021. The change of $8,454,714 is a result of the revaluation of the Company’s convertible debt at each period end, with a lower share price on August 31, 2022, than the comparable year. In addition, the change was impacted by a substantial decrease in outstanding convertible debt as of August 31, 2022.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Other items

For the year ended August 31,			Increase
	2022	2021	(decrease)
	$	$	$

Share of net loss of associate	-	103,930	(103,930)
Gain (loss) on disposal of subsidiary	14,934,149	(678,931)	15,613,080
Gain (loss) on disposal of asssets	257,550	-	257,550
Gain (loss) from discontinued operations	(13,203,474)	(15,564,168)	2,360,694
Net loss attributable to non-controlling interest	(65,219)	74,006	(139,225)
Foreign currency translation differences	393,928	10,250	383,678

●	The Gain (loss) on disposal of subsidiary for the year ended August 31, 2022, was a gain of $14,934,149 in comparison to a loss of $678,931 for the year ended August 31, 2021. The increase of $15,613,080 was primarily due to the gain on the sale of Eden that closed in 2022. The $678,931 loss on the disposal of Motorsports was a fiscal 2021 event.

●	The Loss from discontinued operations for the year ended August 31, 2022, was $13,203,474 in comparison to $15,564,168. 2022 period primarily includes losses from Winview of $13.3 million and UMG of $2.3 million, offset by a gain of $1.3 million from Eden Games discontinued operations and a $1.1 million gain on disposal of a liability from the Motorsports discontinued operation. 2021 period primarily includes the losses from UMG of $5.9 million, Winview losses of $5.8 million, Eden losses of $2.7 million and losses of $.9 million from the Motorsports discontinued operation.

●	Foreign currency translation differences for the year ended August 31, 2022, was a gain of $ $393,928 in comparison to $10,250 for the year ended August 31, 2021. The increase of $383,678 was due to fluctuations in trading foreign currencies against the US dollar. Primarily the Euro at our Stream Hatchet business have Euro functional currencies. As such, when translating into US dollars, any changes resulting from change in foreign currency exchange rates are recorded within the foreign currency translation reserve.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Segmented analysis

For the year ended August 31, 2022

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,906,137	39,976,476	-	41,882,613

Results
Segment loss	(706,528)	(11,436,185)	-	(12,142,713)

Central administration costs	-	-	9,788,532	9,788,532
Other gains and losses	(6,490)	4,059,247	(10,312,246)	(6,259,489)
Finance costs	57	1,193	728,598	729,848
Income (loss) before tax	(700,095)	(15,496,625)	(204,884)	(16,401,604)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(12,547,685)	-	14,535,910	1,988,225
Non-controlling interest in net loss	-	-	(65,219)	(65,219)
Net income (loss)	(13,247,780)	(15,496,625)	14,265,807	(14,478,598)

For the year ended August 31, 2021

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,401,981	31,943,287	-	33,345,268

Results
Segment loss	(354,356)	(7,611,679)	-	(7,966,035)

Central administration costs	-	-	8,529,166	8,529,166
Other gains and losses	4,569	(39,258)	6,712,278	6,677,589
Finance costs	(60)	512,937	762,121	1,274,998
Loss before tax	(358,865)	(8,085,358)	(16,003,565)	(24,447,788)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(14,496,066)	-	(1,747,033)	(16,243,099)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(14,854,931)	(8,085,358)	(17,780,522)	(40,720,811)

Segment loss - Segment loss includes total revenue less operating expenses including the following: salaries and wages, consulting, professional fees, revenue sharing expense, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Central administration costs - Central administration costs include corporate operating expenses including the following: salaries and wages, consulting, professional fees, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Other gains and losses - Other gains and losses includes gain / loss on foreign exchange, loss on extinguishment of debt, gain on retained interest in former associate, transaction costs, arbitration settlement reserve, impairment expense, restructuring costs, change in fair value of investment at FVTPL, change in fair value of warrant liability and change in fair value of convertible debt.

Finance costs - Finance costs includes interest expense.

●	Gaming net loss for the year ended August 31, 2022, was $13,247,781 in comparison to $14,854,931 for the year ended August 31, 2021. The decrease of $1,607,150 was primarily due to the year over year decrease in loss from discontinued operations.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Media net loss for the year ended August 31, 2022, was $15,496,625 in comparison to $8,085,358 for the year ended August 31, 2021. The increase was primarily due to the inclusion full-year results of operations from the Sideqik acquisition, somewhat offset by operating efficiencies in the Frankly business.

●	Corporate and Other income for the year ended August 31, 2022, was $14,265,807 in comparison to net loss of $17,780,522 for the year ended August 31, 2021. The increase of $32,046,329 was primarily due the $15.1 million gain on the disposal of Eden Games, the change in fair value of convertible debt of $8.5 million, a decrease in the arbitration reserve of $12.2 million, a $2.5 million decrease in loss on extinguishment of debt, a decrease in amortization and depreciation expense of $1.1 million, a $.6 million decrease in professional fees, a $.4 million decrease in share-based payments, a $.4 million decrease in advertising and promotion expense, and a decrease in (gain) loss on foreign exchange of $.5 million. This was somewhat offset by the change in fair value of warrants of $4.3 million, a $1.7 million increase in office and general expenses, a $1.5 million increase in change in fair value of investment at FVTPL, and a increase in transaction costs of $1.0 million.

		From continuing operations
Three-month period ended	Total revenue	Total income (loss)	Basic income (loss) per share	Total assets
	$	$	$	$
August 31, 2022	11,459,973	(10,306,365)	(0.66)	42,694,808
May 31, 2022	9,210,112	(4,066,518)	(0.26)	58,530,202
February 28, 2022	8,998,026	(4,204,897)	(0.27)	54,403,352
November 30, 2021	12,214,502	2,110,957	0.14	61,138,576
August 31, 2021	10,863,340	(7,620,364)	(0.50)	67,462,847
May 31, 2021	8,000,790	3,174,086	0.22	71,339,843
February 28, 2021	7,564,534	(18,687,327)	(1.85)	70,344,899
November 30, 2020	6,916,604	(1,344,107)	(0.17)	47,362,028

For the quarter ended February 28, 2021, the loss was much larger due to the change in fair value of the warrant liability and convertible debt as compared to the quarter ended November 30, 2020. For the quarter ended May 31, 2021, the profit was much larger due to the change in fair value of the warrant liability as compared to the quarter ended February 28, 2021. For the quarter ended August 31, 2021, the loss was significantly higher due to changes in the fair value of warrant liability and an accrual for the AIS related arbitration liability. For the quarter ended November 30, 2021, the profit was significantly higher due to fair value adjustment to the accrual for the AIS related arbitration liability. For the quarter ended February 28, 2022, the loss was significantly higher due the fair value adjustment to the accrual for the AIS related arbitration liability and change in fair value of warrant liability and convertible debt. The loss for the quarter ended May 31, 2022 was comparable to the loss for the quarter ended February 28, 20022. For the quarter ended August 31, 2022, the loss was significantly higher due impairment of goodwill and intangibles at our Sideqik subsidiary, fair value adjustment to the accrual for the AIS related arbitration liability, change in fair value of our promissory notes receivable and change in fair value of warrant liability.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Liquidity and cash management

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to raise financing in the near term, and ultimately the achievement of profitable operations.

As of August 31, 2022, the Company had current assets of $22,058,901 (August 31, 2021: $31,557,682) and current liabilities of $21,824,981 (August 31, 2021: $32,495,266). This represents a working capital surplus of $233,920 (August 31, 2021: deficiency of $937,584) which is comprised of current assets less current liabilities. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $127,293,571 as of August 31, 2022 (August 31, 2021: $112,814,973).

The Company has plans to raise additional funds. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

The Company announced on October 6, 2022, that it has commenced a process to explore and evaluate strategic options to enhance and preserve shareholder value. Potential strategic options to be explored or evaluated as part of this process may include, but are not limited to, merger, reverse merger, acquisition, other business combination, sale of assets, partnerships, joint ventures, licensing, or other strategic transactions involving Engine. The Company has not set a timetable for completion of this process and does not expect to disclose developments with respect to this process unless and until the evaluation of strategic alternatives has been completed or the Company’s Board of Directors has concluded disclosure is appropriate or legally required.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in Risks and uncertainties section of this MD&A.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Share consolidations

Share consolidations occurred during the period from September 1, 2020, to the date of this MD&A:

On August 13, 2020, the Company consolidated its common shares on a 15 to 1 basis.

Capital management framework

The Company considers its capital to be its shareholders’ equity. As of August 31, 2022, the Company had shareholders’ equity of $15,886,591 (August 31, 2021: shareholders’ equity of $25,422,165).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, using lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital.

There have been no changes to management’s approach to managing its capital for the year ended August 31, 2021.

Financing

The proceeds of the financings disclosed below were intended to be used primarily for working capital and future operating needs. The proceeds received have been used primarily for those purposes.

Equity

Activity for the year ended August 31, 2022

During the year ended August 31, 2022, the Company issued 203,537 common shares upon vesting of an equal number of RSUs, and 57,029 shares for services provided by certain officers of Sideqik.

Activity for the year ended August 31, 2021

In January and February 2021, the Company closed on the issuance of 4,371,767 units (the “Units”) for gross proceeds of $32,788,253 of non-brokered private placements. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the Warrants to the 30th day after the date written notice is provided to the holders.

The Company paid cash commissions to eligible finders under the offering of $1,681,477 and regulatory and legal fees of $89,402. Net cash proceeds from the offering amounted to $31,017,374.

In addition to the cash finder’s fees discussed above, the Company issued the following securities as partial payment of commissions to finders: 63,666 Units; and 159,554 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The total number of common shares issued as a result of the private placements totaled 4,435,433, which was comprised of 4,371,767 Units issued for proceeds and 63,666 Units issued as partial payment to finders. The total number of warrants issued totaled 2,377,272, which was comprised of warrants issued as part of the Units issued of 2,217,718 (50% of Units issued) and 159,554 finders warrants issued.

The fair value allocated between the common shares and warrants on the issuance of the Units is based on a relative fair value allocation between the common shares issued and warrants issued. Refer to equity measured warrants note for discussion of the key assumptions used in valuation of the warrants as part of the relative fair value allocation.

During the year ended August 31, 2021, the Company had the following additional activity to share capital: (i) issued 277,749 common shares upon vesting of an equal number of RSUs; (ii) issued 20,833 common shares upon the exercise of vested stock options, (iii) issued 1,728,848 common shares in connection with conversion of convertible debt, (iv) issued 901,060 common shares in connection with the exercise of warrants ; (v) issued 40,000 common shares for cancelation of $226,556 of debt (shares for debt); and (vi) issued 6,666 common shares valued at $54,061 as an amendment fee to the lender in connection with the Amended EB Loan (the “EB Bonus Shares”). In addition to the EB Bonus Shares, the Company paid the lender a cash fee of $100,000. The amendment fees were recorded within interest expense as the Amended EB Loan and the subsequently the EB CD is being accounted for at FVTPL.

Debt

Promissory Notes

The Company has promissory notes with a balance of $200,000 (August 31, 2021 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of August 31, 2022, interest of $141,940 has been accrued (August 31, 2021 – $139,644).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of August 31, 2022, $429,822 was due under the note (August 31, 2021 – $482,304). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of August 31, 2022, and 2021, no interest is accrued on this note.

Paycheck Protection Program (“PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2022, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of August 31, 2022, $209,875 has not been formally forgiven.

Convertible debt

(a)	Conversions during the years ended August 31, 2021

2019 Series

During the year ended August 31, 2021, 2019 Series convertible debentures with a principal amount of CAD$1,315,000 (2020 – CAD$13,047,122) were converted into 175,331 units (2020 – 1,739,615), and as a result, the Company issued 175,331 common shares and 175,331 warrants (2020 – 1,739,615 common shares and 1,739,615 warrants). The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions:

Share price of CAD$11.65 – $14.15 (2020 – CAD$7.05 – $18,00); term of 1.36 – 1.90 years (2020 – 1.85 and 2.52); conversion price and warrant exercise price of CAD$7.50 (2020 – CAD$7.50); interest rate of 6% (2020 – 6%); expected volatility of 98.5% – 179% (2020 – 168.65% – 181.93%); risk-free interest rate of 0.21% - 0.27% (2020 – 0.26% – 0.96%); exchange rate of 0.7651 – 0.8286 (2020 – 0.6899 – 0.7651); and an expected dividend yield of 0% for both years.. The fair value assigned to these convertible debentures was $2,603,875 (2020 – $10,189,558).

This value was split between common shares and warrants as $1,500,214 (2020 – $5,152,023) and $1,103,661 (2020 – $5,037,535), respectively.

2020 Series

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $11,651,393 (2020 – nil) were converted or settled into 1,553,518 units, and as a result, the Company issued 1,553,518 common shares and 1,134,305 warrants. The fair value of the convertible debentures at the time of conversion or settlement was estimated using the binomial lattice model with the below assumptions:

Share price of $7.79 – $9.92; term of 1.44 – 1.77 years; conversion price of $7.50; warrant exercise price of $15.00, interest rate of 10%; expected volatility of 95% – 98.5%; risk-free interest rate of 0.09% - 0.13%; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was $16,460,505.

This value was split between common shares and warrants as $12,204,391 and $4,256,114, respectively.

(b)	Issuances during the year ended August 31, 2021

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $2,901,393 were issued for gross proceeds of $2,901,393. In addition, in November 2020, $2,000,000 of convertible debentures from the Company’s standby convertible debenture facility were issued along with 224,719 warrants for gross proceeds of $2,000,000. Of the gross proceeds of $2,000,000, $1,381,084 was allocated to the convertible debt and $618,916 was allocated to the 224,719 warrants issued. The total fair value recorded to convertible debt for issuances above amounted to $4,282,477.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

On December 1, 2020, the EB Loan was amended. The amendment extended the maturity date by one year and added a conversion feature to $1,000,000 of the $5,000,000million principal outstanding. The conversion feature allowed the holder to convert $1,000,000 into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5,000,000. The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

The fair value of the Amended EB Loan on December 1, 2020, was $5,043,103. The carrying value of the former EB Loan on December 1, 2020, consisted of $5,000,000 in principal and $76,412 in accrued interest, for total carrying value on the amendment date of 5,076,412. As a result, a gain on extinguishment of debt of $33,309 was recognized. The fair value of the EB CD on the date of issuance of February 24, 2021, was $7,394,022. The fair value of the Amended EB Loan on February 24, 2021, was $4,931,813. As a result, a loss on extinguishment of debt of $2,462,209 was recognized. The above two transactions resulted in a loss on extinguishment of debt of $2,428,900.

(c)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit. As of December 19, 2020, the Company had not obtained registration rights in the United States. As such, the conversion price is $7.50 per Unit and the interest rate increased to 10% on December 19, 2020.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(d)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(e)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units.

In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

$6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

(f)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $899,569, which represents the fair value of the common shares directed to be delivered as of May 31, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

On July 15, 2021, a complaint was filed against Winview Inc. by Bleacher League Entertainment, Inc. in the United States District Court for the District of Delaware, alleging that Winview had violated two of Bleacher’s patents covering an interactive themed baseball game and seeking damages and other relief. The parties have entered into an agreement resolving this matter and in connection therewith, on November 8, 2021, the plaintiff terminated the pending action by filing a notice of voluntary dismissal with prejudice. There was no related expense.

In April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint. On February 17, 2022, 3CI Holdings filed an Amended Complaint, to which the Company filed a motion to dismiss, which was granted pursuant to an order signed by the court on July 5, 2022

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview. By Complaint filed on October 28, 2022, against the defendant directors, the insurance carrier providing directors and officers coverage for the shareholder action is seeking a declaration that the action is not covered under the directors and officers policy issued by it. As of August 31, 2022 it is impossible to estimate a liability or if one is likely

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending. The defendants have also filed petitions for inter partes review with the United States Patent Office, which are expected to commence in the first quarter of 2023. During the quarter ended August 31, 2022, the company recognized patent impairment expense amounting to $5,029,475. The impairment expense reflects the impact of reductions in estimated future net cash flows for certain portfolios that management determined it would no longer allocate resources to in future periods.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash with banks as well as credit exposure to outstanding receivables. The carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect to accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. The allowance for doubtful accounts was $1,155,638 and $1,084,305 as of August 31, 2022, and 2021, respectively.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of August 31, 2022, one customer (2021 - one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (2021 - one) accounted for 16% and 13% of the Company’s accounts and other receivables balance as of August 31, 2022, and 2021, respectively. During the year ended August 31, 2022, one (2021 - one) customer represented 72% (2021 - 60%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of August 31, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	6,805,057	202,359	428,098	305,056	2,010,049	9,750,619
Allowance for doubtful accounts	12,753	3,577	17,423	9,790	1,312,095	1,355,638
% Allowance		2%	4%	3%	65%	14%

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years
	$	$

Accounts payable	12,772,375	-
Accrued liabilities	3,756,758	-
Players liability account	47,455	-
Promissory notes payable	771,762	-
Convertible debt	2,267,367	4,983,236

(d)	Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

For the year ended August 31, 2022:

Carrying value at August 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	8,601,706
Restricted cash	-	47,455
Accounts and other receivables	-	8,404,009
Government remittances	-	874,334
Publisher advance	1,490,648	-
Promissory notes receivable	576,528	-
Investment at FVTPL	2,629,851	-
	4,697,027	17,927,504

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Long-term debt	-	-	-
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
	49,894	7,250,603	17,348,350

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	4,534,218	-
Promissory notes receivable	-	-
Investment at FVTPL	2,629,851	-
	7,164,069	25,354,547

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,275

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of August 31, 2022
	$	$	$	$

Warrant liability	-	49,894	-	49,894
Convertible debt	-	-	7,250,603	7,250,603
Publisher advance	-	-	1,490,648	1,490,648
Promissory notes receivable	-	-	576,528	576,528
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Publisher advance	-	-	4,534,218	4,534,218
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of August 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $.94 (USD $.72)	The share price was higher (lower)

		Risk-free interest rate (2.85% to 3.45%)	The risk-free interest rate was higher (lower)

		Dividend yield (0%)	The dividend yield was lower (higher)

Key unobservable inputs

		Credit spread (10.13% to 13.56%)	The credit spread was lower (higher)

		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:

		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)

		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)

		Dividend yield (0%)	The dividend yield was lower (higher)

Key unobservable inputs

		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)

		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Off-balance sheet arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Related party transactions and balances

Related party transactions policy

Our Board of Directors has adopted a policy that describes the procedures used to process, evaluate, and if necessary, disclose transactions between the Company and its directors, officers, or greater than 5% beneficial owners. We review any transaction or series of transactions in which any related parson has a direct or indirect interest. Once a transaction has been identified, senior management and the audit committee will review the transaction and ensure appropriate disclosure in the Company’s financial statements and management’s discussion and analysis

Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Compensation awarded to key management includes the following:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$

Total compensation paid to key management	1,390,598	2,231,871
Share based payments	963,295	1,897,855

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 2022, and 2021.

Related party balances

Amounts due to related parties as of August 31, 2022, with respect to the above fees were $5,588 (2021 - $33,349). These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Company directors, Tom Rogers and Hank Ratner, are among the pool of Stubholders.

While the Company does not believe that the interests of Messrs. Rogers and Ratner, as Stubholders, are sufficiently material or adverse to the Company’s interests to create an actual or potential conflict of interest with respect to the management of the Winview Patent Portfolio, the Company nevertheless has formed a Patent Committee, that excludes Messrs. Rogers and Ratner, to make recommendations to the Company’s Board regarding matters involving the Winview Patent Portfolio.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Changes in accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 - Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

Current global financial conditions and trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries.

The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of August 31, 2021, the global economy continues to be in a period of significant economic volatility, in large part due to the COVID-19 pandemic discussed previously, as well US and European economic and political concerns which have impacted global economic growth.

Risks and uncertainties

Liquidity concerns and future financings

Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing as and when needed in the future to execute our business plan and future operations. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. It may be difficult or impossible for us to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that we pay to service future debt incurred by us and affect our ability to fund ongoing operations.

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on our business, financial condition and results of operations.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

We may not be able to successfully execute our business plan

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If our business plan is more costly than we anticipate or we have significant cost overruns, certain products and development activities may be delayed or eliminated or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

We have acquired businesses, personnel, and technologies in the past and we expect to continue to pursue acquisitions, such as the completed acquisitions of SideQik, Frankly, WinView, Stream Hatchet and other investments that are complementary to our existing business and expanding our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the esports industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Management of growth

We have grown rapidly since our inception, and we plan to continue to grow at a rapid pace. This growth has put significant demands on our processes, systems, and personnel.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Managing our growth will require significant expenditures and allocation of valuable management resources. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may continue to have reduced cash reserves

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Competition

Our potential failure to compete successfully in the various markets we participate in could have a material adverse effect on our business, financial condition, and results of operations. The market for the various types of product and service offerings we provide is very competitive and rapidly changing. We face competition from other esports businesses, many of which are larger and better funded than us. There can be no guarantee that our current and future competitors will not develop similar or superior services to our products and services which may render us uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm our business.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet are much larger and more well- established markets and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms, our business model may no longer be viable.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render our technologies, products or services obsolete or cause us to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect our revenue. There can be no assurance that we can improve the features, functionality, reliability, and responsiveness of infrastructure. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies, or if we fail to obtain the necessary licenses for the provision of services using these new technologies, we may lose market share, and our results of operations would be adversely affected.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Proprietary protection and intellectual property disputes

Protection of our trade secrets, copyrights, trademarks, domain names and other product rights are important to our success. We protect our intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of our proprietary technologies are currently unpatented nor have we made any applications for such intellectual property registrations, and we have no present intention to do so in the near future. As such, the current steps that it takes to protect our intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

Should we decide to register our intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that we will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in us being unable to successfully prevent our competitors from imitating our solutions or using some or all of our processes. Even if patents and other registered intellectual property rights were to be issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies.

With our acquisition of WinView, we acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to us, and we intend to further develop and protect it and our technologies. Litigation may be necessary to enforce our intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may also face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and former employers of our personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our software and features, or develop substitutes. We have already had communication from trademark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, we use open-source software in our games, and we expect to continue to use open-source software in the future. From time to time, we may face claims from companies that incorporate open-source software into their products, claiming ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Transmission of User Data

In connection with our operations, we transmit and store data. We are subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that we collect. Our efforts to protect the personal information of our users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data, our users’ data, our partners’ data or our clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and brands and diminish our competitive position.

Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, businesses, financial condition or results of operations.

Data collection risks

We partially rely on data captured by Stream Hatchet for our revenues and for assessing the performance of some of our brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits its ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Retention and acquisition of new CMS platform customers

Our financial performance and operations are dependent in part on retaining our current CMS platform customers and acquiring new CMS platform customers. We currently serve a large number of customers with our CMS platform and a typical customer contract runs for multiple years. However, we compete with the other technology providers in the market and increasing competition may affect our ability to retain current and acquire new customers. Any number of factors could potentially negatively affect our customer retention or acquisition. For example, a current customer may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features. Other factors that affect our ability to retain or acquire new CMS platform customers include:

●	customers increasingly use competing products or services;
●	we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;
●	we are unable to continue to develop new products and services that work with a variety of mobile operating systems and networks and/or that have a high level of market acceptance;
●	there are changes in customer preference;
●	there is consolidation or vertical integration of our customers;
●	there are changes in customer sentiment about the quality or usefulness of our products and services;
●	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
●	technical or other problems prevent us from delivering our products in a rapid and reliable manner;
●	we fail to provide adequate customer service to our customers; or
●	we, our software developers, or other companies in our industry are the subject of adverse media reports or other negative publicity.

Exposure to advertising marketplace

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, which is dependent on available advertising inventory and market demand and prices for such inventory. A decline in available supply of advertising inventory, general demand for advertising inventory and general economic conditions may materially and adversely affect our advertising revenue.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, the majority of which we sell on an automated basis through real-time bidding. We also sell a small portion of our inventory to premium direct advertising customers to whom we provide guaranteed advertisement inventory. Our advertising revenue is dependent on the amount of advertising inventory that is available to us to sell and market demand and prices for such inventory.

The amount of advertising inventory available for us to sell is affected by many variables including but not limited to:

●	the negotiated amount of inventory we receive from our current CMS customers;
●	the amount of additional inventory our current CMS customers permit us to sell on their behalf;
●	our ability to acquire inventory to sell on behalf of parties that are not customers of our CMS;
●	the amount of inventory available on our owned and operated properties;
●	the amount of end-user traffic to our customers’ and our online properties; and
●	the specific type of advertising to be sold, such as display, video or mobile advertising.

While we endeavor to maximize the amount of inventory, we are able to sell, some of the foregoing variables, and by extension the amount of inventory we may sell, are affected by market forces and other contingencies that we do not control.

The other principal component of gross advertising revenue is the price at which advertising inventory may be sold. To a large extent, the prices we are able to achieve for our advertising inventory are a product of the market supply and demand, which may vary based on several factors including ad size, ad type, geographic region and time of year. At a macro level, advertising spending is also sensitive to overall economic conditions, and our advertising revenues will be adversely affected if advertisers respond to weak and uncertain economic conditions, for example as a result of disruptions from COVID-19, by reducing their budgets or changing their spending patterns. There are limitations on the amount that we can compensate for fluctuations in the prevailing market prices for advertising inventory. Any reduction in spending by existing or potential advertisers and a decline in available advertising inventory or demand for such inventory would negatively affect our advertising revenue and could affect our ability to grow our advertising customer base.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Global economy

Our business is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for our products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of our business and operations is conducted in foreign jurisdictions, including the United States, Spain and Canada. As such, our business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which our business is conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business. We believe that our management is sufficiently experienced to manage these risks.

Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede our growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavorable changes in regulations and laws could decrease demand for our events, online offering, and merchandise, increase our cost of doing business or otherwise have a material adverse effect on our reputation, popularity, results of operations and financial condition.

Share price fluctuations

The market price of our shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of our and our subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of our and our subsidiaries, trading activities of market participants, including short sellers, general economic conditions, legislative changes, and other events and factors outside of our control. In addition, stock markets have from time-to-time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our shares.

Limited market for Securities

There can be no assurance that an active and liquid market for our shares will be maintained, and an investor may find it difficult to resell our shares.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Volatility of Revenues and Expenses

We may experience wide fluctuations in reported revenue and earnings from one period to another due to seasonality in revenue streams, short-term nature of some customer agreements and engagements, gain or loss of customer agreements, one-time other non-recurring revenues and expenses. Additionally, we may experience wide-fluctuations in revenues and expenses due to required accounting treatment of certain non-cash items, including the accounting treatment of the liability for our outstanding warrants and convertible debt. Because of the nascent nature and stage of some of our assets, investments, and intangibles, and difficulty in assessing their valuation, we may be required from time to time to impair, write down or otherwise adjust the carrying value of these assets, investments and intangibles, and such impairments and write-downs may have a material impact on our reported earnings.

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect our operations, our suppliers, or our customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to assess its continued magnitude, outcome and duration accurately, but it could:

●	worsen economic conditions, which could negatively impact access to capital;
●	reduce consumer spending;

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers (cont’d)

●	limit our employees from travelling which could affect the execution of our business plan given the Company is multi- jurisdictional; or
●	result in governmental regulation adversely impacting our business all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

Cybersecurity threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 29, 2022, the date of this MD&A, and determined there were no additional items to be disclosed except for the transaction described below.

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share.

In place of the expiring convertible debentures, the Company has issued a new convertible debenture with an aggregate principal amount of US$1,250,000 which expires on August 31, 2025, carries an annual interest rate of 7% per annum and is convertible into common shares of the Company at a conversion price of US$1.10 per share.

Each of the expiring convertible debentures and the replacement convertible debenture is beneficially held by a director of the Company. The participation of a director in the amendment of the convertible debentures constitutes a “related party transaction” as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the amendment of the convertible debentures does not exceed 25% of the market capitalization of the Company.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Subsequent to year end, the remaining $750,000 principal value of the Company’s 2020 Series convertible debt that was due to mature in November 2022 was either settled by offset against the Company’s promissory notes receivable or amended. Two of the three parties holding the convertible debt agreed to allow the Company to offset principal of $500,000 and interest of $91,781 due at maturity against the Company’s promissory notes receivable. The remaining $250,000 principal value convertible debt was amended to extend the maturity date to February 28, 2023, with all other terms remaining unchanged.

Management’s Responsibility for Financial Information

The Company’s financial statements and the other financial information included in this management report are the responsibility of the Company’s management and have been examined and approved by the Company’s audit committee and Board of Directors. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of four non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Additional information

This MD&A, as well as additional information regarding Engine, have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com and the Securities Exchange Commission (“SEC”) and may be accessed through the SEC’s website EDGAR at www.sec.gov.

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